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                                                                    EXHIBIT 99.5


                        (CROWN CRAFTS, INC. LETTERHEAD)


FOR IMMEDIATE RELEASE                                            APRIL 29, 2003


                CROWN CRAFTS, INC. AMENDS SHAREHOLDER RIGHTS PLAN

Gonzales, Louisiana - Crown Crafts, Inc. (OTCBB: CRWS) today announced that its Board of Directors amended the Company's shareholder rights plan, which is set forth in a Rights Agreement dated as of August 11, 1995 between the Company and SunTrust Bank (successor by merger to Trust Company Bank), as Rights Agent. The rights plan has been amended to lower the threshold at which a purchaser triggers the rights plan from 15% to 5%. Any shareholder who beneficially owns 5% or more of the outstanding shares of the Company's common stock as of the close of business on April 29, 2003 will be grandfathered at such shareholder's ownership level as of the close of business on such date plus 1%, until such time as such shareholder's ownership level falls below the 5% threshold, at which point the 5% threshold will govern.

The purpose of the amendment is to protect the Company's ability to carry forward its net operating losses ("NOLs"). As of the end of the Company's 2002 fiscal year, the Company had NOLs in excess of $17 million. Under the Internal Revenue Code and rules promulgated by the Internal Revenue Service, the Company can carry forward these losses in certain circumstances to offset current and future earnings and thus reduce its federal income tax liability (subject to certain requirements and restrictions). The Company believes that it will be able to carry forward a substantial portion of its NOLs and that these NOLs, therefore, constitute a substantial asset of the Company. If the Company experiences an "Ownership Change," as defined in Section 382 of the Internal Revenue Code, during a three-year period, its ability to use the NOLs could be substantially limited or lost altogether. In the event that the Board of Directors determines in its discretion that a particular person's ownership of 5% or more of the Company's outstanding common stock will not jeopardize or endanger the Company's ability to carry forward its NOLs, the Board of Directors would be permitted under the amendment to exempt such person's ownership of shares from triggering the rights plan.

After giving careful consideration to the Company's NOLs and past transactions in the Company's common stock, the Board of Directors of the Company concluded that, because the amendment of the shareholder rights plan would serve to protect the NOLs, which, in turn, would protect shareholder value, the amendment would be in the best interests of the Company and its shareholders.

Crown Crafts, Inc. designs, markets and distributes infant and juvenile consumer products, including bedding, blankets, bibs, bath and other accessories and luxury hand-woven home decor. Its subsidiaries include Hamco, Inc. in Louisiana, Crown Crafts Infant Products, Inc. in California and Churchill Weavers in Kentucky. Crown Crafts is America's largest producer of infant bedding and infant bibs and bath items. The Company's products include collections bearing licensed designs as well as exclusive private label programs for certain customers.

Statements contained in this release that are not statements of historical fact are "forward-looking statements" within the meaning of the federal securities law. Forward-looking statements involve unknown risks and uncertainties that may cause future results to differ materially from what is anticipated. These risks include, among others, general economic conditions, changing competition,



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the level and pricing of future orders from the Company's customers, the
Company's dependence on third-party suppliers, including some located in foreign countries with unstable political situations, the Company's ability to successfully implement new information technologies, the Company's ability to integrate its acquisitions and new licenses and the Company's ability to implement operational improvements in its acquired businesses.